Coordonnées

www.linkedin.com/in/alexis-
houssou-4b157a38 (LinkedIn)

Languages

German (Professional Working)
French (Native or Bilingual)
English (Native or Bilingual)

Honors-Awards

2007 EM Lyon Entrepreneurship
Competition

Alexis Houssou
Founder & Managing Partner at HCVC
France

Expérience

HCVC
Founder & Managing Partner
2015 - Present (8 ans)
Paris, Île-de-France, France

HCVC is an early-stage venture capital firm that helps fearless founders tackle
hard problems with capital, resources and collaboration.

Columbia Business School
Guest Lecturer
avril 2019 - Present (4 ans 2 mois)
Greater New York City Area

Class on early-stage valuations in Venture Capital

COWBOY
Board Director
février 2017 - Present (6 ans 4 mois)
Brussels Area, Belgium

Next generation smart electric bike for urban riders.

Norbert Health
Board Director
septembre 2019 - Present (3 ans 9 mois)
Brooklyn, New York, United States

Norbert Health is building the future of ambient and predictive health for the
masses.

Remedee Labs
Board Director
octobre 2017 - Present (5 ans 8 mois)
Grenoble Area, France

Remedee is developing cutting edge solutions at the crossroads of medical
science and silicon technology.

Hello Tomorrow
Founding Team & Advisory Board Member

septembre 2014 - Present (8 ans 9 mois)
Région de Paris, France

Hello Tomorrow is a not-for-profit initiative to connect and empower science and deeptech founders.

BNP Paribas
Structured Solutions
2009 - 2013 (4 ans)
Région de Paris, France

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Formation

emlyon business school
Master in Management - Grande Ecole, Business Administration and Management, General · (2006 - 2009)